DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Patrick B. Costello patrick.costello@dlapiper.com T 212.335.4545 F 212.884.8533

June 23, 2014
VIA EMAIL AND EDGAR

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	ALCO Stores, Inc.
Preliminary Proxy Statement on Schedule 14A
Responses to SEC Comments in Letter dated May 29, 2014 Commission File No. 1-35911

Dear Mr. Hindin:

On behalf of Milwaukee Private Wealth Management, Inc., VI Capital Fund, LP, VI Capital Management, LLC, David W. Pointer, Jeffrey R. Geygan, Charles M. Gillman, Stanley B. Latacha, Dilip Singh, William L. Lechtner, John M. Climaco, Mark D. Stolper and Robert J. Sarlls (each a “Filing Person” and collectively the “Filing Persons”), we submit this letter in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the United States Securities and Exchange Commission as set forth in the Staff’s letter dated May 29, 2014 (the “Comment Letter”) with respect to the above referenced preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the Filing Persons on May 21, 2014.  For your convenience, each comment in the Comment Letter has been reproduced in italics below, together with the Filing Persons’ response thereto.

Concurrent with the filing of this correspondence, the Filing Persons have filed Amendment No. 1 to the Proxy Statement on Schedule 14A (“Amendment No.1”). The changes reflected in Amendment No. 1 include those changes made by the Filing Persons in response to the Comment Letter and also include other changes that are intended to update, clarify and render more complete the information contained therein.

Cover Page to the Proxy Statement, page 1

1.
Refer to the first paragraph on page 1. The disclosure contained in the second and third sentences in this paragraph is repeated on page 22 in the second paragraph following the heading “Stockholder Proposals.” As such disclosure appears out of context on page 1, please consider revising as appropriate.

Response:  In response to the Staff’s comment, the disclosure contained in the second and third sentences in the first paragraph on page 1 of Amendment No.1 have been removed.

Perry J. Hindin
June 23, 2014
Page Two

2.	Please provide support for the statements regarding “grossly underperforming stock price” and “an associated diminution of stockholder value.”

Response:  In response to the Staff’s comment, the second and third sentences in the  second paragraph of the cover page of Amendment No.1 have been added to provide support for the statements regarding “grossly underperforming stock price” and “an associated diminution of stockholder value.”

Reasons for the Solicitation, page 9

3.
Refer to the first bullet point on page 10 entitled “Real Estate Portfolio Management.” Please expand this paragraph to clarify what is meant by the phrase “managing the vast store real estate portfolio in a manner that maximizes operating profitability and overall stockholder value creation.”  Consider including examples of the “manners” that the filing persons believe portfolio management could be managed to maximize operating profitability.

Response:  In response to the Staff’s comment, the first bullet point on page 10 of Amendment No.1 has been revised to expand upon and clarify the phrase “managing the vast store real estate portfolio in a manner that maximizes operating profitability and overall stockholder value creation.”

4.
Refer to the second bullet point on page 10 entitled “Personal Commitment”. In light of this disclosure, please advise what plan or expectations, if any, the nominees of Concerned Alco Stockholders have to acquire additional shares in the Company.

Response:  Although there is currently no definitive plan of the nominees of Concerned ALCO Stockholders to acquire additional shares in the Company, if elected, the nominees may acquire additional shares in the Company and take other steps to align incentives of the directors with the value of the shares of the Company.

Proposal No. 1 Election of our Nominees…, page 11

5.
Please revise the disclosure to describe more specifically the principal occupations and employment during the past five years of Messrs. Latacha, Singh, Climaco and Sarlls. Please refer to Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K. To the extent these individuals were not employed during the past five years, please state so explicitly.

Perry J. Hindin
June 23, 2014
Page Three

Response:  In response to the Staff’s comment, the disclosure for Messrs. Latacha, Singh, Climaco and Sarlls on pages 11-16 of Amendment No.1 has been revised to provide greater specificity with respect to their principal occupations and employment during the past five years.

6.
Disclosure regarding Mr. Singh’s and Mr. Climaco’s backgrounds provides no evidence of their “experience in turning around under-performing companies over a broad array of industries.”  Please advise or revise.

Response: In response to the Staff’s comment, the disclosure on pages 12-14 of Amendment No. 1 regarding Mr. Singh’s and Mr. Climaco’s backgrounds has been revised to provide specific examples of their experience in turning around under-performing companies.

Other Information about Our Nominees, page 15

7.
We note the disclosure on page 16 that “[t]he Fund and MPWMI reserve the right to nominate additional persons, to the extent this is not prohibited under the Bylaws or applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.” Similar to your disclosure regarding the replacement of Nominees with substitute nominees, please confirm that should the participants lawfully identify or nominate additional nominees before the meeting, the participants shall file an amended proxy statement that (1) identifies the additional nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response:  In response to the Staff’s comment, we confirm the above with respect to any nomination of additional nominees and the disclosure on pages 16-17 of Amendment No.1 has been revised accordingly.

Proposal No. 2 Reimbursement … page 17

8.	Please advise in your response letter whether the reimbursement of proxy solicitation expenses requires shareholder approval under Kansas corporation law.

Response:  It is our understanding that Kansas corporation law does not require stockholder approval for reimbursement of proxy solicitation expenses. The Filing Persons will seek reimbursement for expenses incurred in connection with their proxy solicitation, but the proposal that such reimbursement be approved by the stockholders has been removed.

Perry J. Hindin
June 23, 2014
Page Four

Voting and Proxy Procedures, page 19

9.
The first sentence of the second paragraph of this section indicates that “[s]hares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted … FOR the removal, without cause, of any directors appointed by the Board without stockholder approval between the date of this Proxy Statement and the date of the Annual Meeting …” However, this does not appear to be included as a proposal on the proxy card or discussed elsewhere in the proxy statement.  Similar disclosure is found in the fourth paragraph on page 20.  Please advise or revise.

Response: In response to the Staff’s comment, the first sentence of the second paragraph on page 22 of Amendment No.1 has been revised to remove the language referenced by the Staff in the above comment.

10.
The same paragraph indicates that that “[s]hares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted... in the discretion of the persons named as proxies, on all other matters as may properly come before the Annual Meeting.” While this would appear to be permitted by Exchange Act Rule 14a-4(c)(3) under certain conditions, as noted in our last comment of this letter, the disclosure here appears inconsistent with the proxy card itself, which seeks stockholder approval to grant the proxy holders discretion to vote on all matters as may properly come before the Annual Meeting. Please advise or revise.

Response:  In response to the Staff’s comment, the proxy card has been revised to remove any proposal seeking stockholder approval to grant proxy holders the discretion to vote on all other matters as may properly come before the Annual Meeting. The Filing Persons shall rely on Exchange Act Rule 14a-4(c)(3) and the language on the proxy card and in Amendment No. 1 itself that indicates to the stockholder that signing and returning the proxy card shall grant the proxy holders the discretion to vote on all matters as may properly come before the Annual Meeting.

Proxy Solicitation; Expenses, page 20

11.
We note that the filing persons may solicit proxies in person, by mail, advertisement, telephone, telecopier, telegraph or email. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response: The Filing Persons confirm their understanding of the above requirement.

Perry J. Hindin
June 23, 2014
Page Five

Certain Information Concerning Concerned ALCO Stockholders, page 21

12.
Given the disclosure on page 21 that Mr. Geygan is a plaintiff in a derivative action brought against the Board, please revise the disclosure found in the second to last sentence in the third paragraph on page 22.

Response:  In response to the Staff’s comment, the disclosure in the second to last sentence in the third paragraph on page 25 of Amendment No.1 has been revised to account for the derivative action in which Mr. Geygan is a plaintiff.

Incorporation by Reference, page 23

13.
We note that the filing refers security holders to information that will be contained in the registrant’s proxy statement for the annual meeting. We presume that the participants intend to rely upon Exchange Act Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. If the participants plan to disseminate their proxy statement prior to the distribution of the Company’s proxy statement, the participants must undertake to provide any omitted information, such as Schedule II, to security holders in the form of a proxy supplement. Please advise as to the participants’ intent in this regard.

Response:  The Filing Persons have not yet determined whether they will disseminate the Proxy Statement before or after the Company disseminates its proxy statement. The Filing Persons note the Staff’s comments and represent that, if the Filing Persons disseminate the Proxy Statement prior to the distribution of the Company’s proxy statement, the Filing Persons will undertake to provide any omitted information to security holders in the form of a proxy supplement and will disseminate such proxy supplement to security holders promptly following the public availability of the Company’s proxy statement. If the Filing Persons disseminate the Proxy Statement after the distribution of the Company’s proxy statement, then the Filing Persons will rely upon Rule 14a-5(c) to fulfill certain of its disclosure obligations.

Important, page 29

14.
Paragraph 4 states that “[a]fter signing the enclosed GOLD proxy card, do not sign or return the GOLD proxy card, even as a sign of protest, because only your latest dated proxy card will be counter.”  Based on the statement made in paragraph 1, it would appear that the intent of paragraph 4 is to instruct stockholders not to sign or return a card received by the Company.  Please advise or revise.

Perry J. Hindin
June 23, 2014
Page Six

Response:  In response to the Staff’s comment, the statement in paragraph 4 on page 31 of Amendment No. 1 has been revised to instruct stockholders not to sign or return any proxy card including a proxy card received from the Company after signing the GOLD proxy card.

Proxy Card

15.
As discussed on our telephone call on May 27, 2014, please revise, if appropriate, the last paragraph of Proposal No.1 to reference the actual location where stockholders should write the names of those nominees that a stockholder does not support.

Response:  In response to the Staff’s comment, the appropriate revision to the proxy card has been made to indicate the actual location where a stockholder can write the names of those nominees that a stockholder does not support.

16.
Please advise why the filing persons are seeking shareholder approval for Proposal No. 3 given Exchange Act Rule 14a-4(c)(3) and the language found in the second paragraph of the proxy card, on the page immediately following the letter to stockholders and on pages 18 and 19 of the proxy statement itself.

Response:  In response to the Staff’s comments, this item has been deleted from the proxy card and the Filing Persons shall rely on Exchange Act Rule 14a 4(c)(3) and the language in the second paragraph of the proxy card and Amendment No.1 itself.

In connection with responding to the Staff’s comments, the Filing Persons have authorized me to acknowledge on their behalf that:

•	each Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Perry J. Hindin
June 23, 2014
Page Seven

We appreciate your prompt reply to this letter and request that you contact Patrick B. Costello at (212) 335-4545 or patrick.costello@dlapiper.com with any questions or comments regarding this letter.

Very truly yours,

DLA Piper LLP (US)

/s/ Patrick B. Costello
Patrick B. Costello
Partner

PBC